Andrew E. Balog, Esq.

Tel (305) 579-0642

Fax (305) 961-5642

baloga@gtlaw.com

November 22, 2013

VIA E-MAIL & EDGAR

Mrs. Sonia Bednarowski

Ms. Tonya Aldave

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Vapor Corp. (the “Company”)-Preliminary Schedule 14C Information Statement (Change of Domicile)

Dear Mrs. Bednarowski and Ms. Aldave,

You indicated to me earlier today by telephone that based on your cursory review of the Company’s Preliminary Schedule 14C Information Statement filed earlier today you do not believe the Company is eligible to rely upon the exception from SEC Rule 145 provided by Rule 145(a)(2) for its contemplated change in domicile to the State of Delaware from the State of Nevada.

Specifically, you indicated to me that contemplated changes to the Company’s charter and bylaws are preclusive in this regard. The differences between the Company’s Nevada charter and bylaws and its contemplated Delaware charter and bylaws are summarized in the table set forth in the Information Statement.

The table is comprised of 21 categories. Of these 21 categories, the Nevada charter and bylaws and the contemplated Delaware charter and bylaws are the same except for the following (3) changes:

1-The Delaware charter and bylaws cannot be amended solely with regard to the exculpation of directors or indemnification of directors and officers without an affirmative vote of at least 66-2/3% of the outstanding voting power. In all other regards, the Delaware charter and bylaws, like the Nevada charter and bylaws, can be amended with an affirmative vote of at least a majority of the outstanding voting power;

2-The Delaware bylaws provide that a director can be removed by the affirmative vote of a majority of the voting power (entitled to vote at the election of directors) rather than by an affirmative vote of 66-2/3% of the voting power (entitled to vote at the election of directors) provided in the Nevada bylaws; and

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3-The Delaware bylaws, unlike the Nevada bylaws, permit stockholders to elect directors by written consent in lieu of a meeting.

The Company does not believe that these 3 changes, individually or in the aggregate, will result in any material modification of its stockholders’ rights.

Furthermore, the staff of the SEC has granted “no-action” relief confirming that the Rule 145(a)(2) exception continues to apply where the change in domicile is accompanied by revisions of the issuer’s charter documents that could have been effected by charter amendments either in the prior state of incorporation or in the new state of incorporation without any registration requirement under the Securities Act. See, e.g., Russell Corporation March 18, 2004 (“Russell”), Adolf Coors Company, August 25, 2003 (“Coors”); Marantz Company Inc., June 17, 1986 (“Marantz”); The Times Mirror Company, February 14, 1986 (“Times Mirror”); The Caterpillar Tractor Company, February 10, 1986 (“Caterpillar”); Langley, February 28, 1983; Lorimar-Telepictures Corporation, November 14, 1986 (“Lorimar”); and Wavetek, April 25, 1980 (“Wavetek”).

Russell is especially noteworthy because Russell’s Delaware charter required a supermajority vote for (i) amendments of the provisions concerning stockholder action by written consent and (ii) amendment of all or any portion of Russell Delaware bylaws. Here, the Company’s supermajority voting requirement described above in item 1 is narrowly drawn by virtue of the fact that it only applies to director exculpation and director and officer indemnification in the Delaware charter and bylaws, and, unlike the Russell Delaware bylaws, the Delaware bylaws are otherwise subject to amendment by a majority vote.

The changes cited above in items 1 through 3 could have been effected separately by a vote of stockholders without any Securities Act registration as permitted under the foregoing cited no action relief.

The staff has also granted no action relief confirming that the Rule 145(a)(2) exception is still available where a change in domicile is accompanied by significant revisions in the issuer’s charter documents, even though such changes could not necessarily have been accomplished under the laws of the issuer’s prior domicile. See, e.g., General Electric Capital Corporation, July 26, 2000; CygnusTherapeutic Systems, May 6, 1994; Coors, Lorimar; The Clorox Company, September 29, 1986; Marantz; Times Mirror; Caterpillar and Wavetek.

Based on the totality of the foregoing, we respectfully request that you confirm that the Company is eligible to rely upon the exception from SEC Rule 145 provided by Rule 145(a)(2) for its contemplated change in domicile to the State of Delaware from the State of Nevada and complete such change in domicile without registration under the Securities Act.

Please acknowledge receipt of this e-mail by reply e-mail to us.

Sincerely,

/s/ Andrew E. Balog
Andrew E. Balog

Cc: Harlan Press, Chief Financial Officer

GREENBERG TRAURIG, P.A.